February 12, 2008

Mail Stop 3720

By U.S. Mail

Jeffrey A. Stoops
Chief Executive Officer and President
SBA Communications Corporation
5900 Broken Sound Parkway NW
Boca Raton, FL 33487

> **Re: SBA Communications Corporation**
> **Definitive Schedule 14A**
> **Filed April 17, 2007**
> **File No. 000-30110**

Dear Mr. Stoops:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

Sincerely,

Kathleen Krebs
Special Counsel

cc: *By facsimile to (305) 679-6311*
       Kara L. MacCullough
       Holland & Knight LLP